EXHIBIT 99.5

NEWS RELEASE

Call-Net realigns organizational structure

TORONTO, September 29, 2004 — Call-Net Enterprises Inc. today announced a realignment of its organizational structure designed to improve organizational effectiveness.

Duncan McEwan, the current chief operating officer will take on a new assignment as executive vice president and chief strategy officer. In this new role, he will continue to provider leadership to the company. All new product development, strategic marketing and planning activities will be consolidated under his leadership.

The business solution and wholesale carrier services business units will be consolidated and Eric Dobson will become senior vice president of Business and Carrier Services. Dobson was formerly president of Carrier Services. Phil Hartling will become senior vice president of Consumer and Small Office Home Office. Phil was previously vice president, customer service operations and strategy.

Call-Net is consolidating its corporate, operations, marketing and provisioning functions, and eliminating the positions of chief operating officer, chief legal counsel and business unit presidents.

Concurrent with this realignment George Malysheff, senior vice president and chief legal counsel and Greg McCamus, president Sprint Canada Business Solutions will be assisting with the transition and will be departing the organization by the end of year.

The changes take effect October 1, 2004.

About Call-Net Enterprises Inc.
Call-Net Enterprises Inc., (TSX: FON, FON.B) primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 148 co-locations in five major urban areas including 31 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

Media contact:
Karen O’Leary
(416) 718-6445
karen.oleary.sprint-canada.com